Exhibit 99.1

ASX Release

SYDNEY, 14 July 2016, ASX: MKB

MOKO NEW APP AND MARKET UPDATE

Highlights

•     Development of REC*IT Plus app targeting recreation centre administrators

•     College and high school market offers major opportunity

•     Significant growth in user acquisition and engagement following portfolio realignment

•     First marketing partnership with major US brand executed

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

REC*IT Plus

MOKO Social Media Limited (MOKO) has announced the development of a new app, REC*IT Plus, a “white label” subscription product targeted at recreation centre administrators, to help them manage recreational facilities and programs.

The features of REC*IT Plus will include

>	Functionality to manage any recreation centre activity or service
>	Complete customization with individual school colours and logos
>	Searchability within app stores by university and/or recreation centre name
>	Ability for administrators to communicate seamlessly and in real-time with all recreation centre users
>	Direct links to REC*IT and REC*IT Fitness

As part of a shift towards a mix of free and paid products for the colleges, REC*IT Plus will be a paid product. A beta version will be ready for the start of the new college year with a number of colleges already expressing strong interest in the product.

MOKO CEO Mr Shripal Shah said, “The development of REC*IT Plus is the next step following MOKO’s decision to re-align its product portfolio and focus on the REC*IT suite, which targets the lucrative recreation sector in college and high school markets in the US.”

Market opportunity

These markets present a significant opportunity for MOKO. The US college market has an annual discretionary spend of US$163 billion1 and the US high school market US$91.1 billion2.

MOKO’s exclusive agreement with IMLeagues gives it access to more than 10 million students at 1,250 colleges, reaching more than 50% of the US college student population. Typically, more than 70% of a college’s student population visits the recreation centre building every week and 75% of all college students participate in recreation centre sponsored and organized activities. MOKO’s exclusive agreement with Big Teams gives it access to 3,500+ of the 26,957 public and private high schools in the US or 13% of the high school population.

1 https://www.entrepreneur.com/article/241182

2 https://www.fona.com/resource-center/blog/purchasing-power-teens

MOKO expects that REC*IT Plus and other REC*IT enhancements planned for the next 12 months will lead to many university administrators “mandating,” or requiring, students to download its products. Achieving a campus mandate delivers a critical mass of users without the need for large paid customer acquisition campaigns.

“Brands and organisations will pay a premium to build a relationship during the crucial period at the start of the consumer lifecycle, and MOKO holds a dominant position in this market,” said Mr Shah.

“This critical mass of users, combined with the strong user engagement metrics, provides a compelling proposition for national brands and organizations to partner with MOKO to reach college-age consumers.

“College and high school students have combined disposable annual incomes of $160 billion and $91.1 billion respectively. With our footprint of 1,250 colleges and 3,500+ high schools, no one else has anywhere near the potential coverage and access to this market.

“Rec*IT Plus is another key channel to this market, accessing potentially 7 million+ students.”

“REC*IT Plus will enable MOKO to expand and entrench its market-leading position in recreation centre management and sports administration.”

Progress in 2015/2016 US academic year

MOKO’s core product, REC*IT, also continued to record strong growth in the US academic year just ended. It has now had more than 720,000 first launches (‘user acquisition’), with more than 480,000 first launches in the year, an increase of 114%, and an average of 9.87 screen views per session (‘engagement’), up 32% from 7.5 the previous year.

MOKO has also increased its exposure to more than half of the US college student population, with a further 125 colleges added in the six months to 30 June 2016.

First integrated marketing partnership

During the period, MOKO also successfully executed the first integrated marketing partnership with a major global franchise restaurant group. The group ran a paid, integrated marketing campaign at 180 colleges in 14 designated market areas across the US during the 2016 spring semester. The program drove awareness and purchase of the group’s products and included in-app promotions and discounts as well as on-site events at select colleges and universities.

REC*IT’s in-app click through rate, one of the program’s key performance indicators, was four times higher than campaigns conducted through other similar digital media platforms undertaken by the group.

MOKO is currently in direct talks with brands across key categories including athletic apparel, consumer packaged goods, isotonic drinks, entertainment, and insurance verticals.

Mr Shah said, “This is great progress and confirms that our strategic decision to focus on the US college and high school market is well under way.

“Our market-leading REC*IT group of apps and products continues to grow and evolve to capture the significant opportunity in this demographic.

“During the past six months MOKO has transformed its business with the aim of being the number one social media operator in these highly attractive markets.”

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Capital management

Since April MOKO has also completed a fully subscribed capital raising of $A8.2 million before costs.

The additional capital comes as the re-focusing of the group saw the winding down and disposal of non-core products, resulting in significant reductions in staff, office space and other operating overheads. While some costs associated with these actions will continue into the next quarter, the company has aligned its cash burn to make it more appropriate for its current and next stage of product development.

For more information contact Vaughan Partners
Suzie Batten +61 419 546 104 sbatten@vaughanpartners.com.au

Scott Hinton +61 419 114 057 shinton@vaughanpartners.com.au

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. MOKO provides tailored content for students. Within this space, MOKO has agreements with the largest college and high school sports data providers in the US, granting exclusive access to deliver its award-winning app REC*IT, its campus fitness dedicated app REC*IT FITNESS, and high school sports management app BigTeams powered by REC*IT, to over 1200 US colleges, representing approximately 50% of the US college population, and more than 3,500 US high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the OTC Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.

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